SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

                    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F      ☒            Form 40-F      ☐

                    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes      ☐           No      ☒

                    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

News Release

CNH Reports Second Quarter 2003 Profit

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

•	CNH records a profit for the quarter.

•	Excluding restructuring charges, CNH profitable for the first half of 2003.

•	Nearly 80 new products launched in the first seven months of 2003 are expected to contribute to improved margins for the balance of the year.

•	Debt-for-equity exchange substantially strengthens the balance sheet.

Lake Forest IL (July 24, 2003) CNH Global N.V. (NYSE:CNH) today reported net income of $36 million, or $.27 per share, for the second quarter of 2003. Consistent with the company’s forecast, CNH’s second quarter bottom line, excluding restructuring charges of $20 million, net of tax, was $56 million, compared to $45 million for the second quarter of 2002, before restructuring charges of $6 million, net of tax.

For the first half of 2003, CNH reported a net loss of $10 million, or $.08 per share, including restructuring charges of $26 million, net of tax. Excluding restructuring charges, net of tax, in both years, and excluding the cumulative effect of a change in accounting principle in 2002, CNH recorded a profit of $16 million in the first half of 2003, compared to a loss of $1 million for the same period last year.

“We continue to deliver bottom line results consistent with our plan, confirming our goal to bring CNH into the black for 2003, excluding restructuring charges,” Paolo Monferino, CNH president and chief executive officer said. “With our improved balance sheet, CNH is ideally positioned for profitability improvements regardless of market conditions. New, higher margin products on the agricultural side of the business will positively contribute to the bottom line this year and in the future.”

Second quarter net sales of agricultural equipment. Net sales of agricultural equipment increased to $1.956 billion for the quarter, compared to $1.778 billion in the second quarter of 2002. Net of favorable currency, revenues were essentially unchanged. During the quarter, CNH under-produced agricultural equipment retail demand by 13% and continued its aggressive actions to reduce dealer stocks.

Second quarter 2003 industry unit sales of agricultural equipment in North and Latin America improved significantly compared to the second quarter of 2002. In North America, industry sales improved across all tractor segments with substantial gains in the under 40 horsepower segment, while combine sales were down slightly. In Europe, agricultural equipment industry sales declined slightly across all major product categories.

Retail unit sales of CNH agricultural equipment increased in the quarter, particularly combines, for which sales both in Europe and North America increased year-over-year in spite of the industry decline. For over 40 horsepower tractors, CNH kept pace with the industry in North America and in Western Europe.

Second quarter net sales of construction equipment. Net sales of construction equipment were $798 million compared to $804 million in the second quarter of 2002. Net of currency, net sales declined by 9% in the quarter, as CNH under-produced construction equipment retail demand by 15%.

In North America, industry sales of light equipment increased earlier in the year than expected, mainly due to the renewal of captive rental fleets, while industry unit sales of heavy equipment increased slightly. In Europe, industry sales were down for heavy equipment but up for light equipment. In Latin America, industry unit sales of heavy equipment were down considerably.

Retail unit sales of CNH construction equipment declined slightly in North America, mainly due to continued destocking actions and the company’s decision not to match certain competitor pricing actions in the quarter. In Western Europe, unit sales of CNH heavy equipment declined in line with the market.

Equipment Operations second quarter financial results. Second quarter net sales of equipment were $2.754 billion, compared to $2.582 billion for the same period in 2002. Net of favorable currency, sales were slightly lower than in the same period last year.

CNH Equipment Operations’ gross margin for the quarter declined slightly. An unfavorable mix, the reduction of production volumes in order to reduce company and dealer inventory, unfavorable economics, and increased medical and pension costs more than offset higher margins on new products, favorable currency, positive pricing on agricultural products, and the contributions from the company’s profit improvement initiatives.

In total, medical and pension costs for active employees and retirees increased by approximately $23 million in the quarter. New actions to reduce overhead costs were a partial offset.

Interest expense for the quarter was lower than in the prior year mainly due to the equity offering in June 2002 and the debt exchanges in June 2002 and April 2003.

First half net sales of equipment were $5.031 billion, compared to $4.821 billion for the same period in 2002.

Financial Services second quarter financial results. In the second quarter of 2003, CNH Capital reported net income of $27 million, compared to net income of $12 million in the same period last year. The significant improvement in the bottom line was due in part to timing differences in the company’s ABS transactions between 2003 and 2002, and to the market’s favorable reception for the ABS transaction that occurred in the second quarter of 2003.

The total managed portfolio at the end of the quarter increased by 6% compared to December 31, 2002 levels and remained basically unchanged compared to June 30, 2002. The second quarter of 2003 marked the fifth consecutive quarter in which past due and delinquency rates in CNH Capital’s core business have declined year-over-year.

Balance Sheet. Following the $2 billion debt-for-equity exchange early in the second quarter of 2003, Equipment Operations net debt, defined as debt net of cash, cash equivalents and inter-segment notes receivable, was 28% of total net capitalization at the end of the second quarter of 2003, compared with 56% at the end of 2002.

On June 30, 2003, Equipment Operations net debt stood at $1.84 billion, compared to $3.83 billion on June 30, 2002 and $3.66 billion on March 31, 2003. The increase in net debt in the quarter, exclusive of the reduction in net debt resulting from the debt exchange, is related primarily to unfavorable currency translation and a seasonal increase in working capital.

On July 15, 2003, CNH announced its intention to issue $1 billion of senior unsecured notes through the company’s wholly-owned US subsidiary, Case New Holland Inc.

Agricultural equipment market outlook for 2003. Based on the results of the first six months, CNH believes that 2003 worldwide industry sales of agricultural equipment should be up slightly. In the second half of 2003, CNH expects industry sales of agricultural tractors to remain flat in Europe while sales of combines are expected to decrease slightly. However, the unseasonably hot weather conditions and associated drought across most of Europe could negatively impact industry sales in the second half of the year.

In North America, industry sales of tractors over 40 horsepower should be flat through the balance of the year, while sales in the under 40 horsepower segment should remain above 2002 levels. Industry sales of combines in North America are expected to be slightly up. Industry sales in Latin America are expected to be up across all major product categories now that government support programs have been confirmed for the balance of the year.

Construction equipment market outlook for 2003. For the balance of the year, CNH anticipates that industry sales of heavy construction equipment will remain flat in North America and down in Western Europe. Industry sales of light construction equipment are also expected to be flat in North America. In Latin America, the current political environment and high interest rates continue to limit infrastructure spending, and this should negatively impact industry sales of construction equipment through the balance of the year.

CNH outlook for 2003. For the full year, CNH expects to report continued and significant bottom line improvement driven by share gains in high horsepower agricultural tractors and combines, higher margins from new agricultural products and tight control of costs.

Looking beyond the current year, the company’s profit improvement initiatives, new cost reduction actions and margins on new products should create a solid base for earnings growth over the next three years, irrespective of expected market recovery. CNH has extended its planned profit improvement actions for an additional year, and now expects to achieve a further $100 million in savings by the end of 2006. This estimate is not based on any assumption regarding an appreciable increase in industry volumes from 2002 levels. Through the second quarter of 2003, CNH achieved a total of $606 million in profit improvements.

The company’s product renewal process is well underway. On the construction equipment side, almost 50 new products were introduced at the Intermat fair in Paris, in May of this year. For the agricultural business, July has seen the launch of several new core products by both the Case IH and New Holland brands, including the Case IH MXU tractor, the Case IH AFX combine, and a new range of New Holland hay tools. As the proportion of higher-margin new products delivered to the dealer network increases, the company’s bottom line will benefit through the balance of the year.

As previously announced, CNH is continuing to aggressively manage its construction equipment business, moving rapidly to cut costs now and restructure the business for sustained profitability. For 2003, CNH expects that the actions now underway should enable the construction equipment business to reduce its operating loss by 50% compared to the prior year.

Employee medical and pension costs are expected to increase by about $90 million in 2003. Continuing profit improvement initiatives and new cost reduction actions totaling approximately $100 million for the year should offset these increased costs.

Interest expense savings realized through the company’s successful debt reduction action at the start of the second quarter would be partially offset by higher interest costs resulting from the company’s high yield bond offering now underway and by continuing negative translation effects on non-dollar denominated interest expenses.

For the full year, CNH continues to believe that it will record a year-over-year bottom line improvement of about $100 million, before restructuring charges, bringing CNH into the black for 2003.

During 2003, CNH will incur approximately $60 million in pre-tax restructuring costs associated with the restructuring of its construction equipment business. Most of the costs will be incurred in Europe where the obligatory process of consultation and discussion with affected parties is now underway. The total costs already incurred during the first half amount to roughly $20 million.

Depending on the timing of the closure of the company’s East Moline, Illinois facility, during 2003, CNH may incur pre-tax restructuring charges of up to $325 million, with a maximum 2003 cash impact of approximately $75 million.

###

CNH management will hold a conference call later today to review its second quarter results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

The information contained in this document is as of July 24, 2003. CNH assumes no obligation to update any forward-looking statement contained in this document.

Forward Looking Statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

For a list of major factors and other information that could significantly impact expected results, please refer to CNH’s Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission.

CNH Global N.V.
Revenues and Net Sales
(Dollars in Millions)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,

			%			%
	2003	2002	Change	2003	2002	Change

Revenues:
Net sales
Agricultural Equipment	$1,956	$1,778	10%	$3,556	$3,330	7%
Construction Equipment	798	804	(1%)	1,475	1,491	(1%)

Total net sales	2,754	2,582	7%	5,031	4,821	4%
Financial Services	163	137	19%	296	305	(3%)
Eliminations and other	(8)	(6)		(21)	(24)

Total revenues	$2,909	$2,713	7%	$5,306	$5,102	4%

Net sales:
North America	$1,116	$1,156	(3%)	$2,136	$2,293	(7%)
Western Europe	1,067	901	18%	1,897	1,586	20%
Latin America	164	173	(5%)	284	338	(16%)
Rest of World	407	352	16%	714	604	18%

Total net sales	$2,754	$2,582	7%	$5,031	$4,821	4%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	June 30,		June 30,		June 30,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$2,754	$2,582	$2,754	$2,582	$—	$—
Finance and interest income	155	131	20	23	163	137

Total	2,909	2,713	2,774	2,605	163	137
Costs and Expenses
Cost of goods sold	2,309	2,127	2,309	2,127	—	—
Selling, general and administrative	275	264	223	229	52	35
Research and development	66	75	66	75	—	—
Restructuring	26	8	25	8	1	—
Interest expense	110	131	69	100	52	51
Interest compensation to Financial Services	—	—	21	20	—	—
Other, net	57	50	35	6	18	33

Total	2,843	2,655	2,748	2,565	123	119
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	1	1	27	12	1	1
Equipment Operations	(1)	(2)	(1)	(2)	—	—

Income before taxes and minority interest	66	57	52	50	41	19
Income tax provision	26	15	12	8	14	7
Minority interest	4	3	4	3	—	—

Net income	$36	$39	$36	$39	$27	$12

Per Share Data:
Basic and diluted earnings per share (EPS):
EPS before restructuring	$0.42	$0.66

EPS	$0.27	$0.57

Dividends declared	$0.25	$0.50

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Millions, except per share data)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,

	2003	2002	2003	2002	2003	2002

Revenues
Net sales	$5,031	$4,821	$5,031	$4,821	$—	$—
Finance and interest income	275	281	41	50	296	305

Total	5,306	5,102	5,072	4,871	296	305
Costs and Expenses
Cost of goods sold	4,248	4,018	4,248	4,018	—	—
Selling, general and administrative	545	542	441	445	104	97
Research and development	136	145	136	145	—	—
Restructuring	34	12	31	12	3	—
Interest expense	232	287	157	215	105	119
Interest compensation to Financial Services	—	—	39	36	—	—
Other, net	112	86	68	19	37	58

Total	5,307	5,090	5,120	4,890	249	274
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	33	21	3	2
Equipment Operations	1	(8)	1	(8)	—	—

Income (loss) before taxes, minority interest and cumulative effect of change in accounting principle	3	6	(14)	(6)	50	33
Income tax provision (benefit)	9	12	(8)	—	17	12
Minority interest	4	4	4	4	—	—

Net income (loss) before cumulative effect of change in accounting principle	(10)	(10)	(10)	(10)	33	21
Cumulative effect of change in accounting principle, net of tax	—	(325)	—	(325)	—	—

Net income (loss)	$(10)	$(335)	$(10)	$(335)	$33	$21

Per Share Data:
Basic and diluted earnings (loss) per share (EPS):
EPS before restructuring and cumulative effect of change in accounting principle	$0.12	($0.02)

EPS before cumulative effect of change in accounting principle	($0.08)	($0.16)

EPS	($0.08)	($5.40)

Dividends declared	$0.25	$0.50

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002	2003	2002

Assets
Cash and cash equivalents	$1,009	$775	$662	$469	$347	$306
Accounts, notes receivable and other — net	6,949	5,711	2,519	2,021	4,746	4,016
Intersegment notes receivable	—	—	1,770	1,783	—	354
Inventories	2,391	2,054	2,391	2,054	—	—
Property, plant and equipment — net	1,480	1,449	1,468	1,437	12	12
Equipment on operating leases — net	448	544	—	—	448	544
Investment in Financial Services	—	—	1,102	1,019	—	—
Investments in unconsolidated affiliates	392	375	342	328	50	47
Goodwill and intangibles	3,393	3,385	3,250	3,245	143	140
Other assets	2,349	2,467	1,903	2,011	446	456

Total Assets	$18,411	$16,760	$15,407	$14,367	$6,192	$5,875

Liabilities and Equity
Short-term debt	$2,685	$2,749	$1,612	$1,884	$1,073	$865
Intersegment short-term debt	—	—	—	354	1,070	1,083
Accounts payable	1,667	1,436	1,766	1,555	189	183
Long-term debt	4,261	5,115	2,659	3,538	1,602	1,577
Intersegment long-term debt	—	—	—	—	700	700
Accrued and other liabilities	4,954	4,699	4,526	4,275	456	448

Total Liabilities	13,567	13,999	10,563	11,606	5,090	4,856
Equity	4,844	2,761	4,844	2,761	1,102	1,019

Total Liabilities and Equity	$18,411	$16,760	$15,407	$14,367	$6,192	$5,875

Total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”)	$5,937	$7,089	$1,839	$3,524	$4,098	$3,565

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Millions)
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Six Months Ended		Six Months Ended		Six Months Ended
	June 30,		June 30,		June 30,

	2003	2002	2003	2002	2003	2002

Operating Activities:
Net income (loss)	$(10)	$(335)	$(10)	$(335)	$33	$21
Adjustments to reconcile net income (loss) to net cash from operating activities:
Cumulative effect of change in accounting principle	—	325	—	325	—	—
Depreciation and amortization	167	176	116	115	51	61
Intersegment activity	—	—	28	40	(28)	(40)
Changes in operating assets and liabilities	(778)	(649)	(366)	(250)	(412)	(399)
Other, net	115	17	81	(12)	1	8

Net cash from operating activities	(506)	(466)	(151)	(117)	(355)	(349)

Investing Activities:
Expenditures for property, plant and equipment	(80)	(88)	(78)	(87)	(2)	(1)
Expenditures for equipment on operating leases	(33)	(120)	—	—	(33)	(120)
Other, net (primarily acquisitions and divestitures)	99	(44)	10	(160)	89	59

Net cash from investing activities	(14)	(252)	(68)	(247)	54	(62)

Financing Activities:
Intersegment activity	—	—	(283)	(231)	283	231
Net increase (decrease) in indebtedness	762	438	717	466	45	(28)
Dividends paid	(33)	(28)	(33)	(28)	—	—
Other, net	—	188	—	188	—	57

Net cash from financing activities	729	598	401	395	328	260

Other, net	25	11	11	9	14	2

Increase (decrease) in cash and cash equivalents	234	(109)	193	40	41	(149)
Cash and cash equivalents, beginning of period	775	663	469	378	306	285

Cash and cash equivalents, end of period	$1,009	$554	$662	$418	$347	$136

Non-Cash Items:
Debt-for-Equity exchange	$2,000	$1,300	$2,000	$1,300	$—	$—

Financial Services dividend to Equipment Operations	$—	$—	$—	$250	$—	$250

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH”) in accordance with generally accepted accounting principles in the United States (“US GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by US GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F filed with the SEC on April 22, 2003.

The condensed financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the consolidation of CNH’s financial services businesses.

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.	Equity — The Board of Directors of CNH recommended a dividend of $0.25 per common share on March 5, 2003. The dividend was approved at the Annual General Meeting, which was held on May 8, 2003 and was paid on June 2, 2003 to shareholders of record at the close of business on May 19, 2003.

On March 27, 2003, CNH’s shareholders approved, at an Extraordinary General Meeting, adoption of certain amendments to the Articles of Association of CNH, including an increase in CNH’s authorized share capital to €1,350 million, divided into 400 million common shares and 200 million Series A preference shares with a per share par value of €2.25.

On April 1, 2003, CNH effected a 1-for-5 reverse stock split of its common shares. All references in the accompanying condensed consolidated financial statements and notes thereto to earnings per share and the number of shares have been retroactively restated to reflect this reverse stock split.

On April 7 and 8, 2003, CNH issued a total of 8 million shares of Series A preference shares (“Series A Preferred Stock”) to Fiat and an affiliate of Fiat in exchange for the retirement of $2 billion in Equipment Operations indebtedness owed to Fiat Group companies.

The Series A Preferred Stock will not accrue dividends until January 1, 2005. Subsequently, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

3.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the Equipment Operations.

A reconciliation of consolidated net income (loss) per US GAAP to results of operations reported to Fiat for the three and six months ended June 30, 2003 and 2002 is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

		(in millions)
Net income (loss) per US GAAP statements	$36	$39	$(10)	$(335)
Adjustments to convert from US GAAP to accounting principles followed by Fiat:
Cumulative effect of change in accounting principle, net of tax	—	—	—	325
Amortization of goodwill and other intangibles	(42)	(41)	(83)	(82)
Restructuring charge	8	8	11	12
Other	(3)	(6)	(4)	(5)

Net income (loss) per accounting principles followed by Fiat	(1)	—	(86)	(85)
Reconciliation of net income (loss) per accounting principles followed by Fiat to results of operations:
Minority interest	4	3	4	4
Income tax provision (benefit)	33	13	14	10
Restructuring charge	19	6	24	6
Net financial expense	71	95	164	203
Equity in (income) loss of unconsolidated subsidiaries and affiliates	(1)	1	(4)	6

Results of operations per accounting principles followed by Fiat	$125	$118	$116	$144

The following summarizes results of operations by segment per accounting principles followed by Fiat:

Agricultural Equipment	$83	$113	$101	$151
Construction Equipment	(4)	(17)	(46)	(46)
Financial Services	48	22	65	42
Eliminations	(2)	—	(4)	(3)

Results of operations	$125	$118	$116	$144

A summary of CNH’s results reported to Fiat in accordance with accounting principles followed by Fiat is as follows:

Revenues	$2,909	$2,713	$5,306	$5,102

Results of operations	$125	$118	$116	$144

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

4.	Stock-Based Compensation Plans - CNH has stock-based employee compensation plans which are described more fully in Note 19, “Option and Incentive Plans” to our 2002 Form 20-F. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Compensation expense is reflected in net income (loss) for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant. No stock-based employee compensation cost is reflected in net income (loss) for options granted with an exercise price equal to or in excess of the market value of CNH common shares on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the three and six months ended June 30, 2003 and 2002.

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,

	2003	2002	2003	2002

	(in millions, except per share data)
Net income (loss), as reported	$36	$39	$(10)	$(335)
Add: Stock-based employee compensation expense included in
reported net income (loss), net of tax	—	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(2)	(2)

Pro forma net income (loss)	$35	$38	$(12)	$(337)

EPS:
Basic and Diluted — as reported	$0.27	$0.57	$(0.08)	$(5.40)

Basic and Diluted — pro forma	$0.26	$0.55	$(0.09)	$(5.43)

5.	Restructuring — During the three and six months ended June 30, 2003, CNH expensed approximately $26 million and $34 million, respectively of restructuring costs. The restructuring costs primarily relate to severance and other costs incurred due to headcount reductions under the CNH Merger Integration Plan. During the three and six months ended June 30, 2003, CNH utilized approximately $17 million and $35 million, respectively of its restructuring reserves. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of existing facilities.

6.	Income Taxes — For the three months ended June 30, 2003 and 2002, effective income tax rates were 39.4% and 26.3% respectively. For the six months ended June 30, 2003 and 2002, effective income tax rates were 300.0% and (3.8)% respectively. For 2003, tax rates differ from the Dutch statutory rate of 35% primarily due to continued loss patterns in jurisdictions for which no immediate tax benefit is recognized, offset by earnings improvements in jurisdictions that have historically been tax effected. For 2002, tax rates differ from the Dutch statutory rate primarily due to differences in the geographical mix of profit, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. For the six months ended June 30, 2002, the rate is further impacted by the non-deductibility of the cumulative effect of change in accounting principle.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

7.	Earnings (loss) per share — The following table reconciles net income (loss) to net income (loss) before cumulative effect of change in accounting principle and restructuring and related pro-forma earnings (loss) per share (“EPS”) for the three and six months ended June 30, 2003 and 2002:

	Three Months		Six Months
	Ended		Ended
	June 30,		June 30,

	2003	2002	2003	2002

	(in millions, except per share data)
Net income (loss)	$36	$39	$(10)	$(335)
Cumulative effect of change in accounting principle, net of tax	—	—	—	325

Net income (loss) before cumulative effect of change in accounting principle	36	39	(10)	(10)
Restructuring, net of tax	20	6	26	9

Net income (loss) before cumulative effect of change in accounting principle and restructuring	$56	$45	$16	$(1)

Weighted-average shares outstanding:
Basic	131.7	68.6	131.5	62.0

Diluted	132.0	68.6	131.6	62.1

Basic and Diluted EPS
EPS before cumulative effect of change in accounting principle and restructuring	$0.42	$0.66	$0.12	$(0.02)

EPS before cumulative effect of change in accounting principle	$0.27	$0.57	$(0.08)	$(0.16)

EPS	$0.27	$0.57	$(0.08)	$(5.40)

8.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amount outstanding under these programs were $3.9 billion at June 30, 2003 compared to $4.6 billion at December 31, 2002. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2003 and December 31, 2002, $1.2 billion remained outstanding under these programs.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities (an interpretation of ARB No. 51)” (“Interpretation No. 46”). The adoption of Interpretation No. 46 is not anticipated to have a material impact on CNH. The Company’s receivable securitization programs do not involve CNH holding a significant interest in any Variable Interest Entities and therefore do not require the Company to consolidate the assets, liabilities and results of operations of its QSPEs.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

9.	Inventories — Inventories as of June 30, 2003 and December 31, 2002 consist of the following:

	June 30,	December 31,
	2003	2002

	(in millions)
Raw materials	$416	$295
Work-in-process	278	267
Finished goods	1,697	1,492

Total inventories	$2,391	$2,054

10.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the six months ended June 30, 2003:

			Foreign
			Currency
	Balance at		Translation	Balance at
	January 1, 2003	Amortization	Adjustment	June 30, 2003

	(in millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,764	$—	$9	$1,773
Construction Equipment	631	—	6	637
Financial Services	138	—	3	141

Total	2,533	—	18	2,551

Intangibles	852	(16)	6	842

Total goodwill and intangibles	$3,385	$(16)	$24	$3,393

As of June 30, 2003 and December 31, 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

		June 30, 2003			December 31, 2002

	Weighted
	Avg.		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net

	(in millions)
Intangible assets subject to Amortization:
Engineering Drawings	20	$335	$59	$276	$335	$51	$284
Dealer Network	25	216	30	186	216	26	190
Other	10-30	164	57	107	158	53	105

		715	146	569	709	130	579

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273

		$988	$146	$842	$982	$130	$852

CNH recorded amortization expense of approximately $16 million for the six months ended June 30, 2003. CNH recorded amortization expense of approximately $30 million for the year ended December 31, 2002. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2003 to 2007 is approximately $32 million. As acquisitions and dispositions occur in the future and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

11.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents and intersegment notes receivables (“Net Debt”) as of June 30, 2003 and December 31, 2002:

	Consolidated		Equipment Operations		Financial Services

	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2003	2002	2003	2002	2003	2002

			(in millions)
Short-term debt:
With Fiat Affiliates	$769	$1,086	$604	$817	$165	$269
Other	1,916	1,663	1,008	1,067	908	596
Intersegment	—	—	—	354	1,070	1,083

Total Short-term debt	2,685	2,749	1,612	2,238	2,143	1,948

Long-term debt:
With Fiat Affiliates	2,013	2,799	1,583	2,432	430	367
Other	2,248	2,316	1,076	1,106	1,172	1,210
Intersegment	—	—	—	—	700	700

Total Long-term debt	4,261	5,115	2,659	3,538	2,302	2,277

Total debt:
With Fiat Affiliates	2,782	3,885	2,187	3,249	595	636
Other	4,164	3,979	2,084	2,173	2,080	1,806
Intersegment	—	—	—	354	1,770	1,783

Total debt	6,946	7,864	4,271	5,776	4,445	4,225
Less:
Cash and cash equivalents	1,009	775	662	469	347	306
Intersegment notes receivables	—	—	1,770	1,783	—	354

Net debt	$5,937	$7,089	$1,839	$3,524	$4,098	$3,565

At June 30 2003, CNH had approximately $3.6 billion available under $7.4 billion total lines of credit and asset-backed facilities.

12.	Commitments — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the six months ended June 30, 2003 for this commitment is as follows:

Amount

(in millions)
Balance, January 1, 2003	$169
Current year provision	119
Claims paid and other adjustments	(108)

Balance, June 30, 2003	$180

13.	Accumulated Other Comprehensive Income (Loss) — The components of accumulated other comprehensive income (loss) as of June 30, 2003 and December 31, 2002 are as follows:

	June 30,	December 31,
	2003	2002

	(in millions)
Cumulative translation adjustment	$(277)	$(419)
Minimum pension liability adjustment, net of taxes of $223 for each respective date	(397)	(397)
Deferred gains (losses) on derivative financial instruments, net of taxes of $12 and $16, respectively	(32)	(19)

Total	$(706)	$(835)

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

14.	Subsequent Event — On July 15, 2003, CNH announced its intention to issue $1 billion of senior notes, due in 2011, pursuant to Rule 144A under the Securities Act of 1933, as amended. The senior notes will be issued through the company’s wholly-owned subsidiary, Case New Holland, Inc. Proceeds will be used to refinance existing debt maturing in 2003, repay selected near term maturities, reduce short term debt and for general corporate purposes. CNH expects to complete this transaction by the end of July 2003.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Darlene M. Roback

Darlene M. Roback Assistant Secretary

July 25, 2003